EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Carlyle AlpInvest Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	$0.00014760	-
Fees Previously Paid	$26,194,491.13(1)		$3,866.31
Total Transaction Valuation	$26,194,491.13
Total Fees Due for Filing			$3,866.31
Total Fees Previously Paid			$3,866.31
Total Fee Offsets			-
Net Fee Due			$0

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $3,866.31 was paid in connection with the filing of the Schedule TO-I by Carlyle AlpInvest Private Markets Fund (File No. 005-94305) on August 1, 2024 (the “Schedule TO”) and Amendment No.1 to the Schedule TO filed on August 7, 2024. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.